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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 27)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                      87927W10
       (Title of class of securities)                          (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                JANUARY 23, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                       Page 2 of 6
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI & C. S.p.A.
                                 I.R.S. IDENTIFICATION NO.                                 Not Applicable
                                 OF ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [X]
                                                                                                                        (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                    0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                            1,751,765,823
                                                                                                            (See Item 5)
----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                               0

----------------------------
                                 ----------------------     ------------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                       1,751,765,823
                                                                                                            (See Item 5)
----------------------------
                                 ---------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,751,765,823
                                                                                                            (See Item 5)
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                           [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                17.01%
                                                                                                                 (See Item 5)
----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO


                                       2

-----------------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                                          13D                                        Page 3 of 6
-----------------------------------------------------------------------                ---------------------------------------------

----------------------------     -------------------------------------------------------- ------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO.                               Not Applicable
                                 OF ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------- -----
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [X]
                                                                                                                       (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------- -----
             3                   SEC USE ONLY
----------------------------     ---------------------------------------------------------------------------- ----------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ---------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------------     ---------------------------------------------------------------------------- ----------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
---------------------------- --- ----------------------     ------------------------------------------------- ----------------------
                                           7                SOLE VOTING POWER:                                        0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           8                SHARED VOTING POWER:                                 See Item 5

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                           9                SOLE DISPOSITIVE POWER:                                   0

----------------------------
                                 ----------------------     ------------------------------------------------- ----------------------
                                          10                SHARED DISPOSITIVE POWER:                            See Item 5

----------------------------
                                 ---------------------------------------------------------------------------- ----------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
                                 ---------------------------------------------------------------------------- ----------------------
----------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                           [ ]
                                 ---------------------------------------------------------------------------------------------------
----------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             See Item 5

----------------------------     --------------------------------------------------------------- -----------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO


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
           This Amendment No. 27 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 17 to the Statement on Schedule 13D). On January 23, 2004, the parties to the Hopa Agreement entered into an agreement to amend the Hopa Agreement (the "Hopa Agreement Amendment"). The Hopa Agreement Amendment relieves Hopa of certain restrictions contained in the Hopa Agreement relating to Hopa's ownership of Telecom Italia Shares in order to permit Hopa to enter into a transaction with Nexgen Capital Limited pursuant to which Hopa will receive 229,411,021 Telecom Italia Shares in exchange for certain derivative instruments whose value is linked to the performance of Telecom Italia Shares. A copy of an English translation of the Hopa Agreement Amendment is filed as
Exhibit 60.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

60. Hopa Agreement Amendment, dated as of January 23, 2004 [English translation].

                                  EXHIBIT INDEX

Exhibit No.
-----------

60. Hopa Agreement Amendment, dated as of January 23, 2004 [English translation].

                                  SIGNATURES
                                  ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      January 28, 2004

                                   PIRELLI & C. S.p.A.


                                   By:    /s/ Anna Chiara Svelto
                                       -----------------------------------------
                                       Name: Anna Chiara Svelto
                                       Title: Attorney-in-fact


                                   OLIMPIA S.p.A.


                                   By:    /s/ Luciano Gobbi
                                       -----------------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact



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